UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated May 13, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: May 14, 2015

Exhibit 99.1

WuXi PharmaTech Announces First-Quarter 2015 Results

SHANGHAI, May 13, 2015 /PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for the first quarter of 2015.

First-Quarter 2015 Highlights

•	Net Revenues Increased 22.7% Year Over Year to $180.0 Million

•	Net Revenues for Laboratory Services Grew 20.6% Year Over Year to $114.3 Million

•	Net Revenues for Small-Molecule Manufacturing Services Increased 14.8% Year Over Year to $45.5 Million

•	Net Revenues for Biologics Services Grew 74.6% Year Over Year to $14.4 Million

•	Net Revenues for New Businesses and Other Grew 44.6% Year Over Year to $5.8 Million

•	GAAP Diluted Earnings Per ADS Grew 1.9% Year Over Year to $0.25

•	Non-GAAP Diluted Earnings Per ADS Increased 17.5% Year Over Year to $0.36

Management Comment

“WuXi achieved strong revenue growth in the first quarter and continued to invest aggressively to seize opportunities and sustain long-term revenue growth,” said Dr. Ge Li, Chairman and CEO. “Total company revenue grew 22.7% year over year. Laboratory Services revenue grew 20.6%, led by strong performances in chemistry, toxicology, and analytical development in China and in cell therapy manufacturing in the United States. We have invested behind these businesses with our acquisition of XenoBiotic last year and ongoing construction of two cell therapy manufacturing facilities.

“While we expect continued strong growth from Laboratory Services, small-molecule manufacturing and biologics will be our key growth businesses over the next few years, and both performed very well in the quarter. Small-molecule manufacturing revenue grew 14.8%, driven by a solid pipeline of research and commercial manufacturing projects. Biologics revenue grew 74.6% in the quarter due to increasing demand for both development and manufacturing services. We are building major new facilities for long-term growth in these two businesses.

“Our success over the past 14+ years has come from aggressively investing where we see significant market opportunities and favorable trends,” Dr. Li concluded. “Today we continue to make aggressive investments in exciting new areas such as genomics and bioinformatics, mobile technologies, and China healthcare initiatives. We are encouraged by the long-term potential of these investments, although we may not see returns from them quickly.”

First-Quarter 2015 GAAP Results

Note: In connection with a change in the structure of our internal organization, we have revised our disclosure to reflect four reportable segments: Laboratory Services, Small-Molecule Manufacturing Services, Biologics Services, and New Businesses and Other.

First-quarter 2015 net revenues increased 22.7% year over year to $180.0 million. Laboratory Services revenue grew 20.6%, driven by our comprehensive and integrated drug discovery and development services. Revenue growth of 14.8% in Small-Molecule Manufacturing Services resulted from strong demand in both research manufacturing and commercial manufacturing. Biologics Services revenue increased 74.6% from strong growth in both development and manufacturing. Revenue growth of 44.6% in New Businesses and Other related to the ramp-up of new services in genomics and bioinformatics.

First-quarter 2015 GAAP gross profit increased 17.1% year over year to $62.8 million due to 22.7% revenue growth, partially offset by increased labor costs in China and investments in business expansion. Gross margin decreased year over year to 34.9% from 36.6% mainly due to increased labor costs in China and investments in business expansion. Gross margin in Laboratory Services decreased year over year to 38.2% from 39.9% due to increased labor costs in China and investments in business expansion. Gross margin in Small-Molecule Manufacturing Services increased year over year to 36.9% from 32.8% because of changes in business mix. The decrease in gross margin in Biologics Services year over year to 14.3% from 19.8% was caused by investments in biomanufacturing, which is in an early stage of its ramp-up. Gross margin in New Businesses and Other decreased year over year to 5.1% from 27.7% as a result of investments in genomics and bioinformatics, mobile technologies, and China healthcare initiatives.

First-quarter 2015 GAAP operating income decreased 27.4% year over year to $17.0 million due to increased selling and marketing expenses, higher general and administrative expenses including compensation cost of management due to business expansion, and increased research and development expenses in biologics, discovery biology, genomics, and other areas, partially offset by the 17.1% increase in gross profit. Operating margin declined to 9.4% from 16.0% due to higher selling and marketing expenses, general and administrative expenses, and research and development expenses, including increased share-based compensation expenses and amortization of acquired intangible assets.

First-quarter 2015 GAAP net income decreased 0.2% year over year to $17.8 million mainly due to the 27.4% year-over-year decrease in operating income, an adverse change in realized gains on settled foreign-exchange forward contracts (losses of $0.2 million in the first quarter of 2015 compared to gains of $1.8 million in the first quarter of 2014), larger equity-method investment losses from our joint ventures with PRA and MedImmune and other equity-method investments, and lower gains on the sale of investments by the corporate venture fund (gains of $2.6 million in the first quarter of 2015 compared to gains of $5.0 million in the first quarter of 2014), partially offset by a favorable change of $15.0 million in mark-to-market gains and losses on foreign-exchange forward contracts (gains of $1.1 million in the first quarter of 2015 compared to losses of $13.9 million in the first quarter of 2014).

First-quarter 2015 GAAP diluted earnings per ADS increased 1.9% to $0.25 due to a lower number of outstanding ADSs as a result of share purchases during 2014, partially offset by the 0.2% decrease in net income. First-quarter 2015 GAAP comprehensive income increased 35.6% year over year to $16.0 million mainly due to a favorable change in currency translation adjustments, partially offset by the 0.2% decrease in GAAP net income and higher unrealized losses on available-for-sale securities.

First-Quarter 2015 Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact.

First-quarter 2015 non-GAAP gross profit increased 20.2% year over year to $65.8 million due to 22.7% revenue growth, offset by increased labor costs in China and investments in business expansion. Non-GAAP gross margin decreased year over year to 36.5% from 37.3% for the same reasons.

First-quarter 2015 non-GAAP operating income decreased 9.3% year over year to $25.3 million due to increased selling and marketing expenses, higher general and administrative expenses including compensation cost of management due to business expansion, and increased research and development expenses in biologics, discovery biology, genomics, and other areas, partially offset by the 20.2% increase in non-GAAP gross profit. Non-GAAP operating margin decreased to 14.0% from 19.0% due to increased selling and marketing expenses, general and administrative expenses, and research and development expenses.

First-quarter 2015 non-GAAP net income increased 15.1% year over year to $25.6 million mainly due to a favorable change of $15.0 million in mark-to-market gains and losses on foreign-exchange forward contracts (gains of $1.1 million in the first quarter of 2015 compared to losses of $13.9 million in the first quarter of 2014), partially offset by the 9.3% year-over-year decrease in operating income, lower gains on the sale of investments by the corporate venture fund (gains of $2.6 million in the first quarter of 2015 compared to gains of $5.0 million in the first quarter of 2014), larger equity-method investment losses from our joint ventures with PRA and MedImmune and other equity-method investments, and an adverse change in realized gains on settled foreign-exchange forward contracts (losses of $0.2 million in the first quarter of 2015 compared to gains of $1.8 million in the first quarter of 2014).

First-quarter 2015 non-GAAP diluted earnings per ADS increased 17.5% year over year to $0.36 due to the 15.1% increase in non-GAAP net income and a lower number of outstanding ADSs as a result of share purchases during 2014.

Full-Year 2015 Financial Guidance

WuXi PharmaTech provides the following full-year 2015 financial guidance:

•	Total net revenues of $790-$800 million, the same as previous guidance

•	GAAP diluted earnings per ADS of $1.21-$1.26ab, compared to previous guidance of $1.31-$1.36

•	Non-GAAP diluted earnings per ADS of $1.73-$1.78[b], the same as previous guidance

•	Capital expenditures of $180-$200 million, the same as previous guidance

Second-Quarter 2015 Financial Guidance

WuXi PharmaTech provides the following second-quarter 2015 financial guidance:

•	Total net revenues of $194-$196 million

•	GAAP diluted earnings per ADS of $0.25-$0.27[b]

•	Non-GAAP diluted earnings per ADS of $0.38-$0.40[b]

[a]	Full-year 2015 GAAP EPS guidance includes additional share-based compensation charges related to Small-Molecule Manufacturing, Biologics, and NextCODE Genomics, reducing EPS by 10 cents.
[b]	Second-quarter and full-year 2015 GAAP and non-GAAP EPS guidance does not reflect potential expenses related to investments in co-development projects currently under discussion with partners, nor does it include any impact of potential acquisitions currently under discussion.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	March 31, 2015	December 31, 2014
Assets:
Current assets:
Cash and cash equivalents	247,817	211,456
Restricted cash	915	793
Short-term investments	135,490	223,533
Accounts receivable, net	157,448	162,942
Amount due from related parties	4,943	4,397
Inventories	49,238	48,546
Prepaid expenses and other current assets	35,095	31,990

Total current assets	630,946	683,657

Non-current assets:
Goodwill*	89,783	53,619
Property, plant and equipment, net	363,414	351,688
Long-term investments	66,772	49,037
Intangible assets, net*	51,735	23,020
Land use rights	14,057	14,120
Deferred tax assets	1,418	1,417
Other non-current assets	4,671	5,068

Total non-current assets	591,850	497,969

Total assets	1,222,796	1,181,626

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	114,732	199,719
Accounts payable	46,555	58,466
Amount due to related parties	209	275
Accrued expenses	29,907	43,454
Deferred revenue	28,078	27,669
Advanced subsidies	13,281	12,106
Other taxes payable	10,409	2,299
Other current liabilities	25,124	29,787

Total current liabilities	268,295	373,775

Non-current liabilities:
Long-term debt, excluding current portion	128,927	13,987
Advanced subsidies	2,367	2,286
Other non-current liabilities*	21,674	13,724

Total non-current liabilities	152,968	29,997

Total liabilities	421,263	403,772

Equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 561,159,373 and 566,929,597 issued and outstanding as of December 31, 2014 and March 31, 2015, respectively)	11,339	11,223
Additional paid-in capital	302,880	295,308
Retained earnings	433,115	415,329
Accumulated other comprehensive income	54,199	55,994

Total shareholders’ equity	801,533	777,854

Total liabilities and shareholders’ equity	1,222,796	1,181,626

*	A preliminary allocation of the purchase price of NextCODE Health, LLC, to the assets acquired and liabilities assumed was made based on available information and incorporating management’s current estimates. The Company is currently finalizing the valuation of the assets acquired and liabilities assumed. The final allocation of the purchase price may differ from this preliminary allocation.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended March 31,
	2015	2014	% Change
Net revenues:
Laboratory services	114,286	94,764	20.6%
Small-molecule manufacturing services	45,549	39,690	14.8%
Biologics services	14,413	8,253	74.6%
New businesses and other	5,797	4,009	44.6%

Total net revenues	180,045	146,716	22.7%

Cost of revenues:
Laboratory services	(70,621)	(56,909)	24.1%
Small-molecule manufacturing services	(28,758)	(26,667)	7.8%
Biologics services	(12,349)	(6,616)	86.7%
New businesses and other	(5,503)	(2,898)	89.9%

Total cost of revenues	(117,231)	(93,089)	25.9%

Gross profit:
Laboratory services	43,665	37,528	16.4%
Small-molecule manufacturing services	16,791	13,023	28.9%
Biologics services	2,064	1,851	11.5%
New businesses and other	294	1,225	(76.0%)

Total gross profit	62,814	53,627	17.1%

Operating expenses:
Selling and marketing expenses	(6,636)	(4,500)	47.5%
General and administrative expenses	(32,820)	(21,338)	53.8%
Research and development expenses	(6,366)	(4,378)	45.4%

Total operating expenses	(45,822)	(30,216)	51.6%

Operating income	16,992	23,411	(27.4%)

Other income (expenses), net:
Losses from equity-method investments	(1,582)	(766)	106.5%
Other income (expenses), net	3,835	(5,508)	NA
Interest income, net	2,787	4,550	(38.7%)

Total other income (expenses), net	5,040	(1,724)	NA

Income before income taxes	22,032	21,687	1.6%
Income tax expense	(4,246)	(3,868)	9.8%

Net income	17,786	17,819	(0.2%)

Other comprehensive income:
Currency translation adjustments	(470)	(5,834)	(91.9%)
Unrealized losses on available-for-sale securities	(1,395)	(190)	634.3%
Cash flow hedge, net of tax	69	—	NA

Comprehensive income	15,990	11,795	35.6%

Basic net earnings per ADS	0.25	0.25	1.8%
Diluted net earnings per ADS	0.25	0.24	1.9%

Weighted average ADS outstanding—basic	70,436,049	71,808,566	(1.9%)
Weighted average ADS outstanding—diluted	72,093,034	73,578,245	(2.0%)

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended March 31,
	2015	2014	% Change

GAAP gross profit	62,814	53,627	17.1%
GAAP gross margin	34.9%	36.6%
Adjustments:
Share-based compensation	1,584	1,066	48.6%
Amortization of acquired intangible assets	1,398	49	*

Non-GAAP gross profit	65,796	54,742	20.2%
Non-GAAP gross margin	36.5%	37.3%

GAAP operating income	16,992	23,411	(27.4%)
GAAP operating margin	9.4%	16.0%
Adjustments:
Share-based compensation	6,884	4,412	56.0%
Amortization of acquired intangible assets	1,398	49	*

Non-GAAP operating income	25,274	27,872	(9.3%)
Non-GAAP operating margin	14.0%	19.0%

GAAP net income	17,786	17,819	(0.2%)
GAAP net margin	9.9%	12.1%
Adjustments:
Share-based compensation	6,884	4,412	56.0%
Amortization of acquired intangible assets	1,398	49	*
Deferred tax impact related to acquired intangible assets	(446)	(17)	*

Non-GAAP net income	25,622	22,263	15.1%
Non-GAAP net margin	14.2%	15.2%

Income attributable to holders of ADS (Non-GAAP):
Basic	25,622	22,263	15.1%
Diluted	25,622	22,263	15.1%

Basic earnings per ADS (Non-GAAP)	0.36	0.31	17.3%
Diluted earnings per ADS (Non-GAAP)	0.36	0.30	17.5%

Weighted average ADS outstanding – basic (Non-GAAP)	70,436,049	71,808,566	(1.9%)
Weighted average ADS outstanding – diluted (Non-GAAP)	72,093,034	73,578,245	(2.0%)

*	> 1,000%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 8:00 pm (Beijing/Shanghai/Hong Kong) on May 14, 2015, to discuss its first-quarter 2015 financial results and future prospects. The conference call may be accessed by calling:

China	4001 200 539
Hong Kong	800 905 927
Singapore	800 616 3222
United Kingdom	0800 015 9725
United States	1855 298 3404
United States—New York (toll)	+1 631 5142 526
Other countries (toll)	+65 6823 2299
Conference ID	7728019

A telephone replay will be available two hours after the call’s completion at:

China	4001 842 240
Hong Kong	800 966 697
Singapore	800 616 2127
United Kingdom	0800 169 7301
United States	1866 846 0868
Conference ID	7728019

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of services throughout the drug and medical device R&D process. WuXi is also building a platform to provide clinical diagnostic services directly to physicians and their patients globally. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Examples of forward-looking statements in this press release include statements about our second-quarter and full-year 2015 guidance, expected drivers of our future growth and our planned manufacturing and other investments and expected market opportunities and trends and related benefits of those investments. Although we believe that our predictions are reasonable, future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. Our forward-looking statements are subject to risks relating to, among other things, our ability to control our costs and sustain revenue growth, to realize the anticipated benefits of our investments, to protect our clients’ intellectual property, to compete effectively, and to complete the expansion of our small-molecule manufacturing facilities in Changzhou and other manufacturing facilities and potential co-development and acquisition activities (including a potential acquisition of our company). Additional information about these and other relevant risks can be found in our Annual Report on Form 20-F for the year ended December 31, 2014. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

Use of Non-GAAP Financial Measures

We have provided the first-quarter 2014 and 2015 gross profit, gross margin, operating income, operating margin, net income, net margin, and diluted earnings per ADS, and estimated second-quarter and full-year 2015 diluted earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses and the amortization and deferred tax impact of acquired intangible assets. The non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and we believe that management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. We expect to continue to provide such non-GAAP financial measures on a quarterly basis using a consistent method. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Statement Regarding Unaudited Financial Information

The financial information in this press release is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when our annual financial statements are prepared and audit work is performed for the year-end audit, which could result in significant differences from this unaudited financial information.

For more information, please contact:

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ron_aldridge@wuxiapptec.com

Aaron Shi (for the media)

Director of Corporate Communications

Tel: +86-21-5046-4362

Email: aaron_shi@wuxiapptec.com